FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of March 2007

ABBEY NATIONAL PLC

(Translation of registrant's name into English)

Abbey National House, 2 Triton Square, Regent’s

Place, London NW1 3AN, England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . . No . . .X. . . .

ABBEY NATIONAL PLC

ISIN XS0146845572 (SERIES A)

ISIN XS0146844682 (SERIES B)

Confirmation of Redemption to holders of

USD 50,000,000 Capped Floating Rate Callable Subordinated Notes due 2012

(Series A)

USD 50,000,000 Floating Rate Callable Subordinated Notes due 2012

(Series B)

(Series A and Series B together, the “Notes”)

Abbey National plc hereby confirms that it has given notice in accordance with the terms of the Notes that on 3 May, 2007 (the “Redemption Date”) it will redeem all of the outstanding Notes at a redemption price equal to 100% of the principal amount thereof, together with any accrued interest payable thereon to, but excluding, the Redemption Date.

Dated: 28 March, 2007

Contacts

Jo Wainwright (AFM Legal)

+ 44 20 7 756 4723

Jon Burgess (Head of Investor Relations)

+ 44 20 7 756 4182

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABBEY NATIONAL PLC

Dated: 28th March 2007	By / s / Katherine Bond
(Authorised Signatory)